SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        ACCEL International Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  004299 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William H. Cuddy, Esq.
                              Day, Berry & Howard
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 14, 1998
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                       (Continued on the following pages)

                              (Page 1 of 12 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3                                        Page 2 of 12 Pages



  1    NAME OF REPORTING PERSONS
       IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Insurance Holdings Limited Partnership
       06-1388818

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                              (b) /X/
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut

                              7    SOLE VOTING POWER
                                   335,000 shares (see Row 11, below)
          NUMBER OF
           SHARES             8    SHARED VOTING POWER
        BENEFICIALLY               0 shares
        OWNED BY EACH
          REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON                  335,000 shares (see Row 11, below)
            WITH
                              10   SHARED DISPOSITIVE POWER
                                   0 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       335,000 shares, to the extent that the reporting person has been temporarily transferred dispositive power and voting power over such shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          /X/

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.9% (see Row 11, above)

14     TYPE OF REPORTING PERSON*
       PN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part its Statement on Schedule 13D dated January 5, 1996, as previously amended by Amendment No. 1 thereto dated November 20, 1997 (the "Prior Schedule 13D"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 2.   IDENTITY AND BACKGROUND

     The information required by subsections (a) through (c) of this Item 2 with respect to Chase Insurance Corporation ("CIC"), the general partner of the reporting person, and the executive officers, directors and controlling persons of CIC, as of the date hereof, is incorporated herein by reference to such information in Schedule I hereto.

     During the past five years, none of CIC or the executive officers, directors or controlling persons of CIC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of CIC or the executive officers, directors or controlling persons of CIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     CIC is a Connecticut corporation. Each of the executive officers, directors and controlling persons of CIC is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in the Prior Schedule 13D, the reporting person had previously borrowed 670,000 shares of Common Stock from Rhoda L. Chase pursuant to a letter agreement dated December 15, 1995, between the reporting person and Rhoda L. Chase, as modified by a letter agreement dated July 31, 1997, between the reporting person and Rhoda L. Chase (the "Loan Agreement"). On January 14, 1998, the reporting person returned to Rhoda L. Chase 335,000 of such 670,000 shares of Common Stock pursuant to a letter agreement (the "Amendment") dated January 14, 1998, between the reporting person and Rhoda L. Chase. The terms of the Loan Agreement are more fully described in the Prior Schedule 13D. The terms of the Amendment are more fully described in Item 6 hereof. The 335,000 shares of Common Stock returned to Rhoda L. Chase were deposited by Rhoda L. Chase into the brokerage account to which the Trading Authorization described in the Prior
Schedule 13D relates.  Rhoda L. Chase is the sole shareholder of CIC.

     On December 24, 1997, Rhoda L. Chase loaned 1,000,000 shares of Common Stock to David T. Chase, President and Director of CIC, pursuant to a loan agreement (the "DTC Loan Agreement") dated December 24, 1997, between Rhoda
L. Chase and David T. Chase. In exchange for Rhoda L. Chase lending such shares of Common Stock, David T. Chase has agreed to pay quarterly to Rhoda
L. Chase a service fee (the "DTC Service Fee") equal to six percent (6%) per annum of the average monthly market value of the Borrowed Securities prorated over the number of days the DTC Loan Agreement is in effect. The terms of the DTC Loan Agreement are more fully described in Item 6 hereof. David T. Chase intends to use his personal funds to pay the DTC Service Fee.

Item 4.   PURPOSE OF TRANSACTION

     The reporting person pledged the 335,000 shares of Common Stock borrowed from Rhoda L. Chase to provide additional collateral for a working capital loan. Based on its ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to it, offers for the Common Stock held by the reporting person, general economic conditions and other future developments, the reporting person may decide to sell, seek the sale of or otherwise transfer, or continue to pledge or otherwise encumber all or part of its present or future beneficial holdings of Common Stock, or may decide to borrow or acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means. Any such transactions may be effected at any time and from time to time. David T. Chase, Arnold L. Chase, and Rhoda L. Chase are each holding the shares of Common Stock owned by them for investment purposes. David T. Chase has pledged the 1,000,000 shares of Common Stock loaned to him by Rhoda L. Chase to secure a loan with Comerica Bank pursuant to a security agreement (the "Security Agreement") dated December 30, 1997. The terms of the Security Agreement are more fully described in Item 6 hereof. David T. Chase, Arnold L. Chase, and Rhoda L. Chase each reserve the same rights and may make the same evaluations as the reporting person.

     Other than the above, as of the date hereof, the reporting person, CIC and CIC's directors, executive officers and controlling persons do not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, the reporting person may be deemed to beneficially own the 335,000 shares of Common Stock, or 3.9% of the 8,637,042 shares of Common Stock reported to be outstanding as of November 17, 1997 (as reported in ACCEL's Definitive Proxy Statement dated December 18, 1997), it has borrowed from Rhoda L. Chase pursuant to the Loan Agreement. Information with respect to the Common Stock owned by CIC and its executive officers, directors and controlling persons is set forth in
Schedule I hereto, which is incorporated herein by reference, and in the following paragraph.

          This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of (i) the 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Arnold L. Chase, an Executive Vice President and director of CIC, (ii) the 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Sandra M. Chase, a limited partner of the reporting person and the spouse of Arnold L. Chase, (iii) the 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase (a limited partner of the reporting person and an Executive Vice President and director of CIC) and her children are the beneficiaries, (iv) the 6,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock reported to be outstanding as of November 17, 1997, currently issuable upon the exercise of options held by David T. Chase (President and a director of CIC), or (v) 1,665,000 shares of Common Stock, or 19.3% of the shares of Common Stock reported to be outstanding as of November 17, 1997, owned by Rhoda L. Chase, a limited partner of the reporting person and the owner of all of the Capital Stock of CIC. David T. Chase may be deemed to be a beneficial owner of the 1,167,824 shares of Common Stock referred to in clause (i) of the immediately preceding sentence, the 1,167,824 shares of Common Stock referred to in clause (iii) of the immediately preceding sentence and the 1,665,000 shares of Common Stock referred to in clause (v) of the immediately preceding sentence. David T. Chase and Rhoda L. Chase are husband and wife and are the parents of Arnold L. Chase and Cheryl A. Chase.

     (b)  As described in greater detail in the Prior Schedule 13D and in
Item 6 hereof, the reporting person has the sole power to vote, direct the voting of, dispose of, and direct the disposition of, the 335,000 shares of Common Stock it has borrowed from Rhoda L. Chase during the term of the Loan Agreement.

          As described in greater detail in Item 6 hereof, David T. Chase has the sole power to vote, direct the vote of, dispose of, and direct the disposition of the 1,000,000 shares of Common Stock he borrowed from Rhoda
L. Chase during the term of the DTC Loan Agreement. Upon the exercise of any of his currently exercisable options for 6,500 shares of Common Stock, David T. Chase will have the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise. David T. Chase shares the power to dispose or to direct the disposition of (i) 665,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust with the Trust.

          Arnold L. Chase has the sole power to vote or to direct the vote of the 1,167,824 shares of Common Stock owned by him. Arnold L. Chase shares the power to dispose or to direct the disposition of the 1,167,824 shares of Common Stock owned by him with David T. Chase.

          Rhoda L. Chase has the sole power to vote or to direct the vote of the 2,000,000 shares of Common Stock owned by her, except to the extent that (i) she has temporarily transferred to the reporting person the sole power to vote or to direct the vote of the 335,000 shares of Common Stock on loan to the reporting person during the term of the Loan Agreement, as described in greater detail in the Prior Schedule 13D and in Item 6 hereof, and (ii) she has temporarily transferred to David T. Chase the sole power to vote or to direct the vote of the 1,000,000 shares of Common Stock on loan to David T. Chase during the term of the DTC Loan Agreement, as described in greater detail in Item 6 hereof. Rhoda L. Chase shares the power to dispose or to direct the disposition of 665,000 of the shares of Common Stock owned by her with her husband, David T. Chase. Rhoda L. Chase has the sole power to dispose or to direct the disposition of 1,335,000 of the shares of Common Stock owned by her, except to the extent that (i) she has temporarily transferred to the reporting person the sole power to dispose or to direct the disposition of 335,000 shares of Common Stock during the term of the Loan Agreement, as described in greater detail in the Prior Schedule 13D and Item 6 hereof, and (ii) she has temporarily transferred to David T. Chase the sole power to dispose or to direct the disposition of 1,000,000 shares of Common Stock during the term of the DTC Loan Agreement, as described in greater detail in Item 6 hereof.

          The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

          During the past five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Trust has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) To the reporting person's knowledge, no transactions in the Common Stock were effected by or on behalf of the reporting person, CIC or any of CIC's directors, executive officers and controlling persons during the past 60 days other than the transactions described in Item 3.

     (d)  As described in greater detail in the Prior Schedule 13D and in
Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 335,000 shares of Common Stock the reporting person borrowed from Rhoda L. Chase during the term of the Loan Agreement.

          As described in greater detail in Item 6 hereof, Rhoda L. Chase may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock David T. Chase borrowed from Rhoda L. Chase during the term of the DTC Loan Agreement. Upon the exercise of any of his currently exercisable options for 6,500 shares of Common Stock, David T. Chase will have the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise. Each of David T. Chase and, with respect to (i) 665,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust, The Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by David T. Chase. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by David T. Chase.

          Each of David T. Chase and Arnold L. Chase has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by Arnold L. Chase. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Arnold L. Chase.

          Each of David T. Chase and Rhoda L. Chase has the power to direct the dividends from, and the proceeds from the sale of, 665,000 of the shares of Common Stock owned by Rhoda L. Chase. As described in greater detail in the Prior Schedule 13D and in Item 6 hereof, the reporting person may be deemed to have the right, during the term of the Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 335,000 shares of Common Stock loaned by Rhoda L. Chase to the reporting person. As described in greater detail in Item 6 hereof, David T. Chase may be deemed to have the right, during the term of the DTC Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock loaned by Rhoda L. Chase to David T. Chase. No other person, other than Rhoda L. Chase, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Rhoda L. Chase.

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in greater detail in the Prior Schedule 13D, the reporting person has previously borrowed 670,000 shares of Common Stock from Rhoda L. Chase pursuant to the Loan Agreement. On January 14, 1998, the reporting person returned 335,000 of such shares of Common Stock to Rhoda L. Chase. The reporting person and Rhoda L. Chase entered into the Amendment to modify the Loan Agreement to reflect such return of Common Stock. 335,000 shares of Common Stock remain on loan to the reporting person, and the terms of the Loan Agreement, described in greater detail in the Prior Schedule 13D, otherwise remain unchanged.

     The foregoing description of the Loan Agreement is subject to, and qualified in its entirety by reference to, the Loan Agreement, which has been filed as exhibits to the Prior Schedule 13D. The foregoing description of the Amendment is subject to, and qualified in its entirety by reference to, the Amendment, which is filed as an exhibit to this Statement on Schedule 13D.

     Rhoda L. Chase has loaned David T. Chase 1,000,000 shares of Common Stock (the "DTC Borrowed Securities") pursuant to the DTC Loan Agreement. Under the terms of the DTC Loan Agreement, David T. Chase has full use of the DTC Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the DTC Borrowed Securities, until termination of the DTC Loan Agreement. In exchange for use of the DTC Borrowed Securities, David T. Chase is to pay Rhoda L. Chase the DTC Service Fee. In addition, David T. Chase is to pay to Rhoda L. Chase any cash dividends or distributions declared by ACCEL on the DTC Borrowed Securities during the term of the DTC Loan Agreement. Upon the termination of the Loan Agreement, David T. Chase is to deliver to Rhoda L. Chase securities that are identical in kind and amount to the DTC Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes with respect to the DTC Borrowed Securities during the term of the DTC Loan Agreement. The DTC Loan Agreement is to terminate December 31, 2001, unless terminated sooner by one of the parties pursuant to the terms of the DTC Loan Agreement.

     David T. Chase has pledged the DTC Borrowed Securities to secure a loan with Comerica Bank ("Comerica") pursuant to the Security Agreement. In connection with the Security Agreement, David T. Chase has executed and delivered to Comerica Securities, Inc. ("CSI"), the brokerage company through which he holds the DTC Borrowed Securities, a Notice to Financial Intermediary of Security Interest in Securities and Brokerage Account (the "Notice to Financial Intermediary") dated December 30, 1997, informing CSI of the pledge and instructing CSI (i) not to sell, transfer or take any other action with respect to the DTC Borrowed Securities until it receives written instructions to the contrary from Comerica and (ii) to follow the instructions of Comerica with respect to the DTC Borrowed Securities.

     The foregoing description of the DTC Loan Agreement, the Security Agreement and the Notice to Financial Intermediary is subject to, and is qualified in its entirety by reference to the DTC Loan Agreement, the Security Agreement and the Notice to Financial Intermediary, each of which is filed as an exhibit to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)
(3) of the Exchange Act and Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Amendment

     (2)  DTC Loan Agreement

     (3)  Security Agreement

     (4)  Notice to Financial Intermediary

                             SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 1998

                         INSURANCE HOLDINGS LIMITED PARTNERSHIP

                         BY:  CHASE INSURANCE CORPORATION
                         Its General Partner

                         By:      /s/ Cheryl A. Chase
                           Name:   Cheryl A. Chase
                           Title:  Executive Vice President

                                                                    SCHEDULE I
                               IDENTITY AND BACKGROUND OF GENERAL PARTNER OF INSURANCE HOLDINGS LIMITED PARTNERSHIP
                                           AND ITS EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS


                                                                               Titles With          Aggregate #
                                                                           reporting person or     of Shares of      Percentage of
                            Residence or         Principal Occupation        Chase Insurance       Common Stock      Common Stock
        NAME              BUSINESS ADDRESS           OR EMPLOYMENT             CORPORATION             OWNED            OWNED
Chase Insurance       C/O Chase Enterprises    General Partner of         General Partner of       None                0%
Corporation ("CIC")   One Commercial Plaza,    Reporting Person           Reporting Person
                      Hartford, CT 06103

David T. Chase        C/O Chase Enterprises    Chairman of the Board of   President and Director   4,007,148{2}        46.4%
                      One Commercial Plaza,    Directors and President    of CIC
                      Hartford, CT 06103       of D.T. Chase
                                               Enterprises, Inc.
                                               ("DTCE"){1}

Arnold L. Chase       C/O Chase Enterprises    Executive Vice President   Executive Vice           1,167,824           13.5%
                      One Commercial Plaza,    and Director of DTCE       President and Director
                      Hartford, CT 06103                                  of CIC

Cheryl A. Chase       C/O Chase Enterprises    Executive Vice President,  Executive Vice           None                0%
                      One Commercial Plaza,    General Counsel and        President and Director
                      Hartford, CT 06103       Director of DTCE           of CIC

John P. Redding       C/O Chase Enterprises    Senior Vice President of   Vice President of CIC    None                0%
                      One Commercial Plaza,    David T. Chase
                      Hartford, CT 06103       Enterprises, Inc. and
                                               Vice President of DTCE

Rhoda L. Chase        96 High Ridge Road       Not applicable             None{3}                  2,000,000{4}        23.2%
                      West Hartford, CT 06117

**FOOTNOTES**

        {1} DTCE is a holding company for various Chase Family Interests. Its principal business address is: One Commercial Plaza, Hartford, Connecticut06103.

        {2} Includes 1,167,824 shares owned by Arnold L. Chase, 1,167,824 shares owned by The Darland Trust, and 665,000 shares owned by Rhoda L. Chase as to which David T. Chase shares dispositive power; 6,500 shares of Common Stock currently issuable upon the exercise of options held by David T. Chase; and 1,000,000 shares of Common Stock on loan from Rhoda L. Chase.

        {3}    Rhoda L. Chase owns all of the outstanding capital stock of CIC.

        {4} Includes 335,000 shares of Common Stock on loan to the reporting person and 1,000,000 shares of Common Stock on loan to David T. Chase.